Exhibit 4.2

DESCRIPTION OF SECURITIES

The following description summarizes the material terms of our capital stock as of the date of this registration statement. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and our Bylaws, and to the provisions of applicable Delaware law.

Common Stock

We are authorized to issue up to 6,000,000,000 shares of our common stock, par value $0.001. Each share of common stock entitles the holder to one (1) vote on each matter submitted to a vote of our shareholders, including the election of Directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the common stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

We are authorized to issue up to 85,000,000 shares of preferred stock, par value $0.000001, issuable in one or more series as may be determined by the Board. Preferred Stock may be issued from time to time in one or more series as determined by the Board of Directors in its sole discretion.

Our Board of Directors is authorized to determine or alter any or all of the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares comprising any such series subsequent to the issue of shares of that series, to set the designation of any series, and to provide for rights and terms of redemption, conversion, dividends, voting rights, and liquidation preferences of the shares of any such series.

Series A Preferred Stock

On June 6, 2008, the Board designated a class of Preferred Stock as the “Series A Preferred Stock,” par value $0.0001, with 10,000,000 authorized shares, of which all ten million are outstanding. Holders of Series A Preferred Stock are: (i) entitled to receive dividends or other distributions as may be declared by the Board of Directors in preference to the holders of Common Stock or other junior stock; (ii) entitled to 100 votes per share of Series A Preferred Stock on all matters submitted to a vote of the shareholders together with the Common Stock holders; (iii) entitled to convert each one (1) share of Series A Preferred Stock into one hundred (100) shares of Common Stock.

Series B Convertible Preferred Stock

On January 18, 2011, the Board has designated a class of Preferred Stock as the “Series B Convertible Preferred Stock,” par value $0.001, with 10,000,000 authorized shares. The Board and holder of the Series B Convertible Preferred Stock approved the revocation of the Series B Convertible Preferred Stock in May 2021. We intend to file amendments with the State of Delaware cancelling the Series B Convertible Preferred Stock in the near future.

Series C Convertible Preferred Stock

Effective June 23, 2021, the Board designated a class of Preferred Stock as the “Series C Preferred Shares,” par value $0.001, with 50,000,000 authorized shares, of which 30 million is issued and outstanding. Each one share of Series C Convertible Preferred Stock converts into 100 shares of common stock of the Corporation at the election of the holder, and each holder is entitled to 500 votes per share of Series C Preferred Shares.

Options

We have no options to purchase shares of our common stock or any other of our securities outstanding as of the date of this report.

Warrants

We have no warrants to purchase shares of our common stock or any other of our securities outstanding as of the date of this report.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends in the foreseeable future.

Delaware Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law (the “DGCL”) prohibits public companies from entering into a business combination (including a merger, sale of assets or transfer of stock) with an “interested stockholder” for a period of three years after the person becomes an interested stockholder, unless certain conditions apply. An “interested stockholder” is defined as a person or group of persons who beneficially acquire 15% or more of the outstanding voting stock of the corporation. Section 203 does not apply if the corporation’s board of directors preapproves the transaction by which a stockholder becomes an interested stockholder, or if the subsequent business combination with an interested stockholder is authorized at a stockholder meeting by two-thirds of the corporation’s outstanding voting stock (excluding the stock held by the interested stockholder). Further, a stockholder who acquires 85% or more of the voting stock of a corporation (excluding stock held by directors who are also officers and certain employee stock plans) in the first transaction in which it becomes an interested stockholder is not subject to the three-year waiting period for any subsequent business combination.

A Delaware corporation may amend its certificate of incorporation to “opt out” of Section 203’s anti-takeover protection. The amendment must be approved by the affirmative vote of a majority of the shares entitled to vote, in addition to any other vote required by law, and it must be effected before any stockholder becomes an interested stockholder. Subject to certain exceptions, such amendment will not take effect until twelve months after its adoption.

Because we do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, the restrictions of Section 203 of the Delaware General Corporation Law do not apply to us. We intend, however, to amend our Certificate of Incorporation to elect not to be governed by Section 203 of the DGCL to facilitate potential future business combinations regardless of whether such business combinations are with interested stockholders.

2